AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT


      Reference is made to the Employment Agreement between Arrow Automotive Industries, Inc., a Massachusetts corporation (the "Company") and Harry A. Holzwasser (the "Executive") dated as of June 28, 1993 (the "Agreement").

      WHEREAS, the Company and Executive desire to amend the Agreement as hereinafter set forth;

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive hereby agree as follows:

      1. Section 2 of the Agreement is hereby deleted in its entirety, and the following is substituted therefor:

            2. TERM. The term of the Executive's employment pursuant to this Agreement shall commence on the date hereof and shall continue until June 27, 1998, subject to the earlier termination as provided in Section 7 and 8 hereof. Thereafter, the term of the Executive's employment hereunder shall be automatically extended for up to two (2) additional successive terms of one year each unless terminated in accordance with Section 7 or 8 hereof or unless terminated by the Company by notice in writing at least 6 months before the end of the initial term or any such one year continuation, as the case may be.

      2. Section 3 of the Agreement is hereby deleted in its entirety, and the following is substituted therefor:

            3. DUTIES. (a) During the term of the Executive's employment hereunder, the Executive shall be employed by the Company to serve as Chairman of the Board of Directors or in such other executive capacity as the Board may reasonably prescribe. As such, he shall use his best efforts to promote the business and affairs of the Company and shall perform all duties normally inherent in his position and such other duties and responsibilities consistent with his position as may be reasonably assigned to him by the Board of Directors of the Company from time to time.



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                  (b)  For a period of five (5) years following the expiration of the term of the Executive's employment hereunder, the Executive shall make himself available from time to time, at the request of the Company upon reasonable advance notice, to consult with and advise senior management of the Company with respect to the business and operations of the Company. Such consultations shall take place at times which are mutually convenient to the Company and the Executive and may be by telephone, in person or in any other manner that may reasonably be agreed upon by the parties hereto.

      3. Except as hereby amended, the Agreement shall remain unchanged and in full force and effect.

      IN WITNESS WHEREOF, the parties have executed this Amendment to the Agreement effective as of August, 1995.

      The Company:                  ARROW AUTOMOTIVE INDUSTRIES, INC.


                                    By:/S/ JIM L. OSMENT
                                       Jim L. Osment, President


      The Executive:
                                      /S/ HARRY A. HOLZWASSER
                                     Harry A. Holzwasser


















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